Exhibit 11

                  Metris Companies Inc. and Subsidiaries
                     Computation of Earnings Per Share
              (in thousands, except share and per share data)

                                            Years Ended December 31,
                                         1996        1995         1994
Primary:
Net income                           $    20,016   $     4,581  $     2,198

Weighted average shares of common     16,572,040    15,966,667   15,966,667
stock outstanding (1)
Common stock equivalents (2)             557,578       402,479      303,660

Weighted average common and common    17,129,618    16,369,146   16,270,327
equivalent shares

Net income per share                 $      1.17   $      0.28  $      0.14

Fully Diluted:
Net Income                           $    20,016   $     4,581  $     2,198

Weighted average shares of common     16,572,040    15,966,667   15,966,667
stock outstanding (1)
Common stock equivalents (2)             670,258       472,740      303,660

Weighted average common and common    17,242,298    16,439,407   16,270,327
equivalent shares

Net income per share                 $      1.16   $      0.28  $      0.14

(1) Assume shares outstanding as if the Company reorganization had occurred at the beginning of the years shown.
(2) Based on the treasury stock method using the average market price for primary earnings per share and the higher of the average or year-end market price for fully diluted earnings per share. Prior to October 25, 1996, the initial public offering price of $16 was used.